EXHIBIT 99.1

Standard Lithium Provides Corporate Update

VANCOUVER, British Columbia, March 26, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI), a leading near-commercial lithium company, is pleased to provide a general corporate update demonstrating continuous advancement and derisking of corporate objectives.

Principal corporate updates and highlights include:

  Commencement of a rigorous and disciplined project finance and off-take process for the first phase of the South West Arkansas (“SWA”) Project (first phase contemplates 22,500 tonnes per year of battery quality lithium carbonate production). A banking advisor with recent and relevant success has been selected to lead an intensive off-take selection and project finance (debt) process. This two-pronged engagement with potential off-take partners and debt providers started in January and is expected to be completed in Q3 and Q4 respectively. The Company looks forward to releasing additional information as the process advances;
  The Smackover Lithium JV, in partnership with Equinor, continues the successful mineral leasing program in East Texas (“ETX”). SLI first started extensive mineral leasing in the most prospective areas of the Smackover Formation in East Texas in 2022. Since the formation of the JV in May 2024, it has continued to grow the acquired lease position, and is now actively leasing within a total area of 185,000 acres across several Counties in East Texas;
  The first ETX project area of approximately 67,000 acres has been identified. This project area is centered on Franklin County, and the Company has previously drilled three exploratory boreholes in and adjacent to this project area and reported the highest known lithium in brine grades in North America (maximum lithium grade of 806 mg/L reported). Some of the existing wells will be resampled during Q2 and Q3 of this year, and it is expected that a maiden Inferred Resource Report for this highly prospective lithium resource will be published in Q3 of this year;
  The Company, in partnership with Koch Technology Solutions, continues to use the Demonstration Plant in Union County as an essential test and technology development center to not only demonstrate the derisked and commercially ready DLE technology for the first commercial project at SWA, but also as a test-bed to continuously improve the entire flowsheet for future projects;
  Commercial development at the Lanxess Projects is not ruled out, but the Company’s focus on building the next phase of lithium projects in North America is centered on the JV opportunities at the SWA Project and in East Texas. The Company is confident the brine resources that the JV is securing in East Texas will come to be seen as the premier lithium brine assets in North America.

David Park, CEO of Standard Lithium said “The Standard Lithium team, in combination with our partners Equinor and Koch Technology Solutions, has been working diligently to keep on moving the projects forward, derisking key workstreams and hitting development milestones. As we’ve said before, it’s time for us to prioritize, focus, and execute. It is now clear that executing on our SWA Project with our partners is our top priority, and that we see incredible potential to build on that foundation and grow with them into East Texas.”

Six-Month Fiscal Period Ended December 31, 2024 Call and Webcast

The Company will hold a conference call and webcast to discuss its six-month fiscal period ended December 31, 2024 on Friday, March 28th at 3:30 p.m. ET. Access to the call is available via webcast or direct dial.

Conference Call and Webcast Details
Standard Lithium Six Month Fiscal Period Ended December 31, 2024 Results Call and Webcast
March 28, 2025 3:30 p.m. Eastern Time (US and Canada)

Participant Information:
Conference ID: 6644028

USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toronto (647) 932-3411
Canada - Toll-Free (800) 715-9871

Attendee Webcast Link:
https://events.q4inc.com/attendee/457319305

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

Qualified Person

Steve Ross, P.Geo., a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

Investor and Media Inquiries

Chris Lang
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.